XOMA LTD.
                               2910 Seventh Street
                               Berkeley, CA 94710
                                 (510) 204-7200

                                October 25, 2002


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Mr. Jeffrey Reidler

            Re:  Application for Withdrawal of Registration Statement:
                 XOMA Ltd. Registration Statement No. 333-82334

Ladies and Gentlemen:

     XOMA Ltd., a Bermuda company (the "Registrant"), hereby requests pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Registration Statement, which previously was filed with the Commission on February 7, 2002 on Form S-3 under the Act (Registration No. 333-82334), along with any exhibits and amendments filed thereto ("Registration Statement").

     The Registrant has renegotiated certain material provisions of the agreements by which investors have obligated themselves to purchase common shares of the Registrant and for which the Registration Statement was filed. The Registrant has determined, in connection with the consummation of this transaction, that it is in the best interests of the Registrant and its shareholders to withdraw the Registration Statement and file a new registration statement to reflect the renegotiated terms. For this reason, the Registrant is requesting the withdrawal of the Registration Statement. Contemporaneously with the filing of this letter, the Registrant has filed a Registration Statement on Form S-3 under the Act which reflects the new terms of the agreements.


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     No securities have been sold in connection with the Registration Statement.
The Registration Statement has not been declared effective by the Commission.

     The Registrant requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.

     Please direct any questions or comments regarding this filing to the undersigned at (510) 204-7292 or Geoffrey E. Liebmann, Esq. at (212) 701-3313.

Very truly yours,

XOMA LTD.


/s/  Christopher J. Margolin
---------------------------------------------
Christopher J. Margolin
Vice President, General Counsel and Secretary